UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Arcade Acquisition Corp.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

038798 10 4

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038798 10 4

1.	Names of Reporting Persons John Chapman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 505,000

	6.	Shared Voting Power 360,000

	7.	Sole Dispositive Power 505,000

	8.	Shared Dispositive Power 360,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.24

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Arcade Acquisition Corp.
	(b)	Address of Issuer’s Principal Executive Offices 62 La Salle Road, Suite 304, West Hartford, CT 06017

Item 2.
	(a)	Name of Person Filing See Item 1 on page 2
	(b)	Address of Principal Business Office or, if none, Residence See item 1(b) above
	(c)	Citizenship See item 4 on page 2
	(d)	Title of Class of Securities Common Stock, $.0001 par value
	(e)	CUSIP Number 038798 10 4

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 865,000
(b) Percent of class: 8.24%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 505,000
(ii) Shared power to vote or to direct the vote 360,000(1)
(iii) Sole power to dispose or to direct the disposition of 505,000
(iv) Shared power to dispose or to direct the disposition of 360,000(1)
(1) Represents shares held by Arcade Acquisition Investors, LLC, an entity in which the undersigned holds a 25% pecuniary interest.
Item 5.	Ownership of Five Percent or Less of a Class : Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date
/s/ John Chapman
Signature
John Chapman
Name/Title